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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check One):
____ Form 10-K ___Form 20-F ___Form 11-K   X   Form 10-Q ___Form N-SAR
                                          ---

               FOR PERIOD ENDED: March 31, 2001
                                -----------------

               [_] Transition Report on Form 10-K
               [_] Transition Report on Form 20-F
               [_] Transition Report on Form 11-K
               [_] Transition Report on Form 10-Q
               [_] Transition Report on Form N-SAR
               For the Transition Period Ended: _______________________________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________

PART I - REGISTRANT INFORMATION

CYBERFAST SYSTEMS, INC.
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Full Name of Registrant

_________________________________________________________
Former Name if Applicable

777 Yamato Road
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Address of Principal Executive Office (Street and Number)

Boca Raton, FL  33431
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)    The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort or expense; and

[X]     (b)    The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]     (c)    The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's corporate office is understaffed in administrative support, so the Registrant was unable to complete the compilation of financial information necessary for the 10-QSB.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

               Theresa M. Mehringer, Esq.       (303)            291-2300
               --------------------------       -----            --------
                       (Name)                (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended March 31, 2001, the Registrant's revenues decreased approximately $102,000, from $135,000 in the quarter ended March 31, 2000 to approximately $33,000 in the current quarter. This decrease in revenue is largely attributable to regulatory issues and internal financial constraints that hindered operations in several of the Registrant's points of presence.

     Additionally, the Registrant's cost of sales decreased by approximately $151,000 from $278,000 in the quarter ended March 31, 2000, to approximately $127,000 for the quarter ended March 31, 2001. This decrease largely tracks a decrease in revenue.

                            CYBERFAST SYSTEMS, INC.
                            -----------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2001                 By: /s/ Edward J. Stackpole
                                       ----------------------------------------
                                       Edward Stackpole, Chairman of the Board
                                       and CEO

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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